Exhibit 99.1
Wix Reports Fourth Quarter and Full Year 2023 Results
Outperformance of 2023 targets as well as anticipated acceleration of top-line growth and overachievement of 2024 targets in three-year plan underpin expectation to significantly surpass the Rule of 40 in 2025
•Capped off a year of strong growth with total revenue of $404 million in the fourth quarter, up 14% y/y driven by continued growth acceleration in the Partners business
◦Partners1 revenue totaled $130.1 million in Q4, up 38% y/y, as more Partners joined Wix, monetization continued to increase and Studio uptake exceeded expectations
•Robust growth paired with solid operating leverage drove Wix to outperform the 2023 targets outlined in three-year plan
◦Achieved positive full year GAAP net income two years earlier than anticipated
◦Q4 FCF2 margin was a record 22% and full year FCF2 margin was 16%, meaningfully above 13% margin target
•Strong bookings and revenue growth anticipated for 2024 driven by momentum from milestone product launches of 2023, solid business fundamentals and stable and positively-trending macro environment
◦Expect 2024 bookings growth of 12-14% y/y with acceleration through the year to 15% y/y growth in 2H24; expect full year revenue growth of 11-13% y/y
◦Expect FCF2 margin of 21-23% in 2024, driven by growth and continued operational efficiency benefits
•Completed $300 million share repurchase plan in February and in the process of pursuing the necessary approvals for $225 million in additional share repurchases
NEW YORK, February 21, 2024 -- Wix.com Ltd. (Nasdaq: WIX), the leading SaaS website builder platform globally3, today reported financial results for the fourth quarter and full year of 2023. In addition, the Company provided its initial outlook for the first quarter and full year 2024. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q4'23 Shareholder Update and other materials.
“We wrapped up an outstanding year of accelerating growth and record profitability with a strong fourth quarter underpinned by robust business fundamentals and anchored by incredible momentum in our Partners business,” said Avishai Abrahami, Wix Co-founder and CEO. “Additionally, 2023 was a milestone year for innovation at Wix. Wix Studio has proven to be our highest-performing product release in recent history. In just six months, more than 500,000 agencies and freelancers have created Studio accounts, driving the number of Studio premium subscriptions to be ahead of plan. Most excitingly, nearly half of these Studio accounts were created by new Partners – a powerful indication that Studio is successfully winning a new market of large agencies who had not built on Wix before. AI was another major focus of innovation in 2023, building on nearly a decade of leading AI research and development at Wix. We introduced a suite of new genAI and AI tools, including AI Chat Experience for Business, AI Code Assistant and, most recently, AI Site Generator, which has been in the hands of many of our users for a couple of months and is already generating fantastic feedback.

Both Self Creators and Partners have shown excellent engagement with our AI products over the past year, with the majority of new users today using or interacting with at least one AI tool on their web creation journey. We expect continued momentum and ramping benefits from these milestone products coupled with our upcoming product pipeline to propel accelerating growth in 2024.”
“Q4 capped off an incredibly strong year of sustained profitable growth with revenue in the fourth quarter increasing 14% y/y, driven by incredible Partners revenue growth of 38% y/y,” added Lior Shemesh, CFO at Wix. “On top of this outperformance in 2023, I am extremely confident in our ability to comfortably beat our three-year plan – let me walk you through my reasoning:
“First, we expect to drive accelerating profitable growth in 2024 and see a number of indicators of growth momentum today, including (1) improved visibility from a stable and positively-trending macro environment; (2) continued strong cohort behavior, particularly in our Partners business; and (3) ramping benefits from Studio and the milestone AI initiatives launched in 2023. Because of this visibility and confidence, we are reintroducing bookings guidance, which we expect to accelerate to 12-14% y/y growth in 2024 with 15% y/y growth in 2H.
“Second, this bookings acceleration in 2024, which we expect will primarily be driven by improved Creative Subscriptions performance, will position us for revenue acceleration in 2025. Higher revenue growth coupled with continued efficient business operations will, we anticipate, allow us to exceed the 2024 targets we shared in our August 2023 Analyst Day.
“Finally, outperformance of our 2023 targets as well as this anticipated top-line acceleration and overachievement of our profitability targets in 2024 gives us confidence that we will not just reach, but actually exceed our three-year plan and significantly surpass the Rule of 40 in 2025.”

Q4 2023 Financial Results
•Total revenue in the fourth quarter of 2023 was $403.8 million, up 14% y/y
◦Creative Subscriptions revenue in the fourth quarter of 2023 was $296.2 million, up 12% y/y
◦Creative Subscriptions ARR increased to $1.19 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the fourth quarter of 2023 was $107.6 million, up 20% y/y
◦Transaction revenue4 was $46.6 million, up 20% y/y
•Partners revenue1 in the fourth quarter of 2023 was $130.1 million, up 38% y/y
•Total bookings in the fourth quarter of 2023 were $395.0 million, up 6% y/y; excluding long-term bookings associated with B2B partnership agreements, total bookings grew 10% y/y
◦Creative Subscriptions bookings in the fourth quarter of 2023 were $283.5 million, up 1% y/y; excluding long-term bookings associated with B2B partnership agreements, Creative Subscriptions bookings grew 5% y/y
◦Business Solutions bookings in the fourth quarter of 2023 were $111.5 million, up 24% y/y
•Total gross margin on a GAAP basis in the fourth quarter of 2023 was 69%
◦Creative Subscriptions gross margin on a GAAP basis was 82%
◦Business Solutions gross margin on a GAAP basis was 32%
•Total non-GAAP gross margin in the fourth quarter of 2023 was 70%
◦Creative Subscriptions gross margin on a non-GAAP basis was 83%
◦Business Solutions gross margin on a non-GAAP basis was 33%
•GAAP net income in the fourth quarter of 2023 was $3.0 million, or $0.05 per basic and diluted share
•Non-GAAP net income in the fourth quarter of 2023 was $74.0 million, or $1.29 per basic share or $1.22 per diluted share
•Net cash provided by operating activities for the fourth quarter of 2023 was $90.4 million, while capital expenditures totaled $10.0 million, leading to free cash flow of $80.4 million
•Excluding one-time cash restructuring charges and the capital expenditures and other expenses associated with the build out of our new corporate headquarters free cash flow for the fourth quarter of 2023 would have been $90.1 million, or 22% of revenue
•Executed $59 million in repurchases of ordinary shares

FY 2023 Financial Results
•Total revenue for the full year 2023 was $1.56 billion, up 13% y/y
◦Creative Subscriptions revenue for the full year 2023 was $1.15 billion, up 11% y/y
◦Business Solutions revenue for the full year 2023 was $409.7 million, up 18% y/y
•Transaction4 revenue for the full year was $177.5 million, up 20% y/y
•Partners1 revenue for the full year 2023 was $468.5 million, up 35% y/y
•Total bookings for the full year 2023 were $1.60 billion, up 9% y/y; excluding long-term bookings associated with B2B partnership agreements, total bookings grew 11% y/y
◦Creative Subscriptions bookings for the full year 2023 were $1.17 billion, up 5% y/y; excluding long-term bookings associated with B2B partnership agreements, Creative Subscriptions bookings grew 8% y/y
◦Business Solutions bookings for the full year 2023 were $422.7 million, up 21% y/y
•Total gross margin on a GAAP basis for the full year 2023 was 67%
◦Creative Subscriptions gross margin on a GAAP basis was 81%
◦Business Solutions gross margin on a GAAP basis was 27%
•Total non-GAAP gross margin for the full year 2023 was 68%
◦Creative Subscriptions gross margin on a non-GAAP basis was 82%
◦Business Solutions gross margin on a non-GAAP basis was 29%
•GAAP net income for the full year 2023 was $33.1 million, or $0.58 per basic share or $0.57 per diluted share
•Non-GAAP net income for the full year 2023 was $268.3 million, or $4.72 per basic share or $4.39 per diluted share
•Net cash provided by operating activities for the full year 2023 was $248.2 million, while capital expenditures totaled $66.0 million, leading to free cash flow of $182.2 million
•Excluding the capex investment associated with our new headquarters office build out, free cash flow for the full year 2023 would have been $246.1 million, or 16% of revenue
•Executed $127 million in repurchases of ordinary shares as we remained committed to share count management and returning value to shareholders
•Added 189 thousand net premium subscriptions in full year 2023 to reach nearly 6.3 million total premium subscriptions as of December 31, 2023
•Registered users as of December 31, 2023 were 263 million, representing an 8% increase compared to December 31, 2022
•Total employee headcount as of December 31, 2023 of 5,302, down 4% from the end of 2022

____________________
1    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint, and enterprise partners. We identify agencies and freelancers building sites or applications for others using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.
2    Free cash flow excluding one-time cash restructuring charges, if applicable, and expenses associated with the buildout of our new corporate headquarters.
3    Based on number of active live sites as reported by competitors' figures, independent third-party-data and internal data as of Q2 2023.
4    Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.

Financial Outlook
Coming off of a strong year of significant product launches and strengthening fundamentals, we believe our business will experience strong top line growth of bookings in 2024 and more significantly in the second half of the year. This positive trend in bookings growth is expected to translate into y/y revenue growth acceleration in 2025.
This growth, paired with improved profitability targets due to a high degree of operating efficiency, leads to our expectation that our financial performance in 2024 and in 2025 will surpass the three-year plan we shared at our Analyst & Investor Day in August.
We now expect to significantly exceed the Rule of 40 in 2025.
We are reintroducing bookings guidance as we enter 2024 with improved visibility and a tremendous amount of confidence in our business as a result of a stable and positively-trending macro environment, strong cohort behavior, particularly in our Partners business, and most notably, ramping benefits from Studio and the milestone AI initiatives launched in 2023.
Our outlook for the full year 2024 is as follows:
We expect total bookings of $1.78 - $1.81 billion, up 12 - 14% y/y, an acceleration from 2023. We expect y/y growth of total bookings to accelerate in the second half of 2024 to 15% at the high end of the guidance range, positioning the business to achieve accelerating y/y revenue growth in 2025.
In particular, the acceleration is expected to be primarily in Creative Subscription bookings, bringing it to double digit y/y growth in the 2H24.
We expect total revenue to be $1.73 - $1.76 billion, up 11 - 13% y/y.
We expect total revenue in Q1 2024 of $415 - $419 million, up 11 - 12% y/y.
We continue to operate the business in an efficient manner as evidenced by the meaningful operating leverage -- on both a GAAP and non-GAAP basis -- generated throughout 2023 compared to 2022. We plan to operate with the same efficiency in 2024 and expect strong gross profit growth due to gross margin improvements on a y/y basis as well as minimal incremental operating expenses this year.
We expect non-GAAP total gross margin of 68 - 69% with non-GAAP business solutions gross margin to exceed 30% for the full year.
We expect non-GAAP operating expenses to be 51 - 52% of revenue for the full year, with non-GAAP sales and marketing to remain similar to 2023 at roughly 23 - 24% of revenue.
We believe we are ahead of our plan to achieve GAAP profitability. We expect GAAP operating profit in 2024 as well as a second consecutive year of GAAP net income.
We expect to generate free cash flow, excluding headquarters costs, of $370 - $400 million, or 21 - 23% of revenue in 2024.

As we continue to responsibly manage dilution, we expect stock-based compensation expenses to decline as a percent of revenue for the third consecutive year to approximately 13% of revenue in 2024, in line with our three-year plan.
We expect capital expenditures, excluding costs associated with our new headquarters build out, of approximately $7 - $10 million in 2024. We will incur the final costs for our new headquarters in the first half of the year and anticipate them to be roughly $8 - $10 million.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, February 21, 2024. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BIefc01e3fb58f409e9a256960e4651d01. A replay of the call will be available through February 20, 2025 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.
Wix is the leading SaaS website builder platform globally3 to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, free cash flow per share, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Free cash flow per share represents free cash flow, as adjusted, divided by total outstanding shares on a fully diluted basis. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization.

Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements and enterprise partners.
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent;

our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI-related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the Israel-Hamas war and/or the Ukraine-Russia war and any escalations thereof; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$296,154	$265,268	$1,152,007	$1,039,479
Business Solutions	107,617	89,772	409,658	348,187
	403,771	355,040	1,561,665	1,387,666

Cost of Revenues
Creative Subscriptions	52,794	58,427	215,515	251,587
Business Solutions	73,319	70,337	297,013	274,640
	126,113	128,764	512,528	526,227

Gross Profit	277,658	226,276	1,049,137	861,439

Operating expenses:
Research and development	125,743	120,994	481,293	482,861
Selling and marketing	103,642	97,944	399,577	492,886
General and administrative	43,401	39,941	160,033	171,045
Impairment, restructuring and other costs	3,103	—	32,614	—
Total operating expenses	275,889	258,879	1,073,517	1,146,792
Operating income (loss)	1,769	(32,603)	(24,380)	(285,353)
Financial income (expenses), net	6,461	(13,256)	62,474	(183,513)
Other income (expenses)	44	788	(255)	1,023
Income (loss) before taxes on income	8,274	(45,071)	37,839	(467,843)
Income tax expenses (benefit)	5,320	(6,096)	4,702	(42,980)
Net income (loss)	2,954	(38,975)	33,137	(424,863)
Basic net income (loss) per share	$0.05	$(0.67)	$0.58	$(7.33)
Basic weighted-average shares used to compute net income (loss) per share	57,317,815	58,189,246	56,829,962	57,993,364

Diluted net income (loss) per share	$0.05	$(0.67)	$0.57	$(7.33)
Diluted weighted-average shares used to compute net income (loss) per share	59,085,757	58,189,246	58,408,331	57,993,364

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	December 31,	December 31,
	2023	2022
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$609,622	$244,686
Short-term deposits	212,709	526,328
Restricted deposits	2,125	13,669
Marketable securities	140,563	292,449
Trade receivables	57,394	42,086
Prepaid expenses and other current assets	57,423	28,519
Total current assets	1,079,836	1,147,737

Long-Term Assets:
Prepaid expenses and other long-term assets	25,809	23,027
Property and equipment, net	136,928	108,738
Marketable securities	64,806	194,964
Intangible assets and goodwill, net	77,339	83,293
Operating lease right-of-use assets	420,562	200,608
Total long-term assets	725,444	610,630

Total assets	$1,805,280	$1,758,367

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$39,449	$96,071
Employees and payroll accruals	56,581	86,113
Deferred revenues	592,608	529,205
Current portion of convertible notes, net	—	361,621
Accrued expenses and other current liabilities	76,556	88,194
Operating lease liabilities	24,981	29,268
Total current liabilities	790,175	1,190,472
Long Term Liabilities:
Long-term deferred revenues	83,384	70,594
Long-term deferred tax liability	7,167	14,902
Convertible notes, net	569,714	566,566
Other long-term liabilities	7,699	6,093
Long-term operating lease liabilities	401,626	172,982
Total long-term liabilities	1,069,590	831,137

Total liabilities	1,859,765	2,021,609

Shareholders' Deficiency
Ordinary shares	106	108
Additional paid-in capital	1,539,952	1,274,968
Treasury Stock	(558,871)	(431,862)
Accumulated other comprehensive loss	4,192	(33,455)
Accumulated deficit	(1,039,864)	(1,073,001)
Total shareholders' deficiency	(54,485)	(263,242)

Total liabilities and shareholders' deficiency	$1,805,280	$1,758,367

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$2,954	$(38,975)	$33,137	$(424,863)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,725	5,209	20,492	16,611
Amortization	1,489	1,511	5,955	6,246
Share based compensation expenses	58,195	59,917	224,625	236,836
Amortization of debt discount and debt issuance costs	789	1,305	4,194	5,213
Changes in accrued interest and exchange rate on short term and long term deposits	(586)	(93)	(2,415)	(86)
Non-cash impairment, restructuring and other costs	3,567	—	26,699	—
Amortization of premium and discount and accrued interest on marketable securities, net	4,237	2,447	8,346	6,252
Remeasurement loss (gain) on Marketable equity	(10,296)	3,955	(30,608)	200,338
Changes in deferred income taxes, net	(2,035)	(11,997)	(8,784)	(57,865)
Changes in operating lease right-of-use assets	7,174	18,724	27,231	45,440
Changes in operating lease liabilities	16,701	(11,204)	(31,333)	(45,051)
Increase in trade receivables	(2,794)	(6,290)	(15,308)	(11,719)
Decrease (increase) in prepaid expenses and other current and long-term assets	(11,989)	26,713	(21,249)	(5,912)
Increase (decrease) in trade payables	16,263	(22,667)	(51,312)	(18,514)
Increase (decrease) in employees and payroll accruals	(8,307)	17,506	(29,532)	2,862
Increase in short term and long term deferred revenues	2,788	4,081	76,193	55,387
Increase in accrued expenses and other current liabilities	5,505	3,092	11,915	25,977
Net cash provided by operating activities	90,380	53,234	248,246	37,152
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	131,754	308,379	625,495	644,809
Investment in short-term deposits and restricted deposits	(99,725)	(317,869)	(297,917)	(766,021)
Investment in marketable securities	(837)	—	(4,962)	(202,611)
Proceeds from marketable securities	31,920	98,244	249,190	290,113
Purchase of property and equipment and lease prepayment	(9,582)	(14,434)	(63,021)	(68,554)
Capitalization of internal use of software	(408)	(215)	(3,028)	(2,110)
Investment in other assets	—	—	(111)	(580)
Proceeds from sale of equity securities	19,203	48,403	68,671	51,596
Purchases of investments in privately held companies	(76)	(40)	(7,603)	(1,300)
Net cash provided by (used in) investing activities	72,249	122,468	566,714	(54,658)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	898	917	39,660	42,710
Purchase of treasury stock	(58,698)	(231,873)	(127,017)	(231,873)
Repayment of convertible notes	—	—	(362,667)	—
Net cash used in financing activities	(57,800)	(230,956)	(450,024)	(189,163)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	104,829	(55,254)	364,936	(206,669)
CASH AND CASH EQUIVALENTS—Beginning of period	504,793	299,940	244,686	451,355
CASH AND CASH EQUIVALENTS—End of period	$609,622	$244,686	$609,622	$244,686

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Creative Subscriptions	296,154	265,268	1,152,007	1,039,479
Business Solutions	107,617	89,772	409,658	348,187
Total Revenues	$403,771	$355,040	$1,561,665	$1,387,666

Creative Subscriptions	283,501	281,766	1,174,776	1,121,411
Business Solutions	111,503	90,047	422,727	350,708
Total Bookings	$395,004	$371,813	$1,597,503	$1,472,119

Free Cash Flow	$80,390	$38,585	$182,197	$(33,512)
Free Cash Flow excluding HQ build out and restructuring costs	$90,125	$51,990	$246,058	$32,408
Creative Subscriptions ARR	$1,192,814	$1,080,824	$1,192,814	$1,080,824

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues	$403,771	$355,040	$1,561,665	$1,387,666
Change in deferred revenues	2,788	4,081	76,193	55,387
Change in unbilled contractual obligations	(11,555)	12,692	(40,355)	29,066
Bookings	$395,004	$371,813	$1,597,503	$1,472,119

B2B Partnership long-term bookings	—	(12,094)	—	(37,926)
Bookings excluding B2B Partnership long-term bookings	$395,004	$359,719	$1,597,503	$1,434,193

Y/Y growth	10%		11%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$296,154	$265,268	$1,152,007	$1,039,479
Change in deferred revenues	(1,098)	3,806	63,124	52,866
Change in unbilled contractual obligations	(11,555)	12,692	(40,355)	29,066
Creative Subscriptions Bookings	$283,501	$281,766	$1,174,776	$1,121,411

B2B Partnership long-term bookings	—	(12,094)	—	(37,926)
Creative Subscriptions Bookings excluding B2B Partnership long-term bookings	$283,501	$269,672	$1,174,776	$1,083,485

Y/Y growth	5%		8%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Business Solutions Revenues	$107,617	$89,772	$409,658	$348,187
Change in deferred revenues	3,886	275	13,069	2,521
Business Solutions Bookings	$111,503	$90,047	$422,727	$350,708

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Year Ended
	December 31,
	2023	2022
	(unaudited)
Q1 Cohort revenues	$45	$41
Q1 Change in deferred revenues	15	15
Q1 Cohort Bookings	$60	$56

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2023	2022
	(unaudited)
Revenues	$403,771	$355,040
FX impact on Q4/23 using Y/Y rates	(1,494)	—
Revenues excluding FX impact	$402,277	$355,040

Y/Y growth	13%

	Three Months Ended
	December 31,
	2023	2022
	(unaudited)
Bookings	$395,004	$371,813
FX impact on Q4/23 using Y/Y rates	(4,325)	—
Bookings excluding FX impact	$390,679	$371,813

Y/Y growth	5%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,675	$4,607	$15,013	$17,811
Research and development	31,982	32,335	119,482	120,580
Selling and marketing	11,232	9,559	41,277	38,714
General and administrative	11,306	13,416	48,853	59,731
Total share based compensation expenses	58,195	59,917	224,625	236,836
(2) Amortization	1,489	1,511	5,955	6,246
(3) Acquisition related expenses	9	1,656	472	5,127
(4) Amortization of debt discount and debt issuance costs	789	1,305	4,194	5,213
(5) Impairment, restructuring and other costs	3,103	—	32,614	—
(6) Sales tax accrual and other G&A expenses (income)	137	219	748	763
(7) Unrealized loss (gain) on equity and other investments	(10,296)	3,955	(30,608)	200,338
(8) Non-operating foreign exchange expenses (income)	15,287	6,220	1,499	6,403
(9) Provision for income tax effects related to non-GAAP adjustments	2,368	(176)	(4,337)	(46,078)
Total adjustments of GAAP to Non GAAP	$71,081	$74,607	$235,162	$414,848

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit	$277,658	$226,276	$1,049,137	$861,439
Share based compensation expenses	3,675	4,607	15,013	17,811
Acquisition related expenses	5	—	229	140
Amortization	667	689	2,669	2,968
Non GAAP Gross Profit	282,005	231,572	1,067,048	882,358

Non GAAP Gross margin	70%	65%	68%	64%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$243,360	$206,841	$936,492	$787,892
Share based compensation expenses	2,695	3,437	11,081	13,933
Non GAAP Gross Profit - Creative Subscriptions	246,055	210,278	947,573	801,825

Non GAAP Gross margin - Creative Subscriptions	83%	79%	82%	77%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$34,298	$19,435	$112,645	$73,547
Share based compensation expenses	980	1,170	3,932	3,878
Acquisition related expenses	5	—	229	140
Amortization	667	689	2,669	2,968
Non GAAP Gross Profit - Business Solutions	35,950	21,294	119,475	80,533

Non GAAP Gross margin - Business Solutions	33%	24%	29%	23%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Operating income (loss)	$1,769	$(32,603)	$(24,380)	$(285,353)
Adjustments:
Share based compensation expenses	58,195	59,917	224,625	236,836
Amortization	1,489	1,511	5,955	6,246
Impairment, restructuring and other charges	3,103	—	32,614	—
Sales tax accrual and other G&A expenses	137	219	748	763
Acquisition related expenses	9	1,656	472	5,127
Total adjustments	$62,933	$63,303	$264,414	$248,972

Non GAAP operating income (loss)	$64,702	$30,700	$240,034	$(36,381)

Non GAAP operating margin	16%	9%	15%	(3)%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net income (loss)	$2,954	$(38,975)	$33,137	$(424,863)
Share based compensation expenses and other Non GAAP adjustments	71,081	74,607	235,162	414,848
Non-GAAP net income (loss)	$74,035	$35,632	$268,299	$(10,015)

Basic Non GAAP net income (loss) per share	$1.29	$0.61	$4.72	$(0.17)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	57,317,815	58,189,246	56,829,962	57,993,364

Diluted Non GAAP net income (loss) per share	$1.22	$0.61	$4.39	$(0.17)
Weighted average shares used in computing diluted Non GAAP net income (loss) per share	60,512,505	58,189,246	61,106,462	57,993,364

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net cash provided by operating activities	$90,380	$53,234	$248,246	$37,152
Capital expenditures, net	(9,990)	(14,649)	(66,049)	(70,664)
Free Cash Flow	$80,390	$38,585	$182,197	$(33,512)

Restructuring and other costs	1,411	—	5,915	—
Capex related to HQ build out	8,324	13,405	57,946	65,920
Free Cash Flow excluding HQ build out and restructuring costs	$90,125	$51,990	$246,058	$32,408

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Basic weighted-average shares used to compute net income (loss) per share	57,317,815	58,189,246	56,829,962	57,993,364
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	1,767,942.00	—	1,578,369.00	—
Diluted weighted-average shares used to compute net income (loss) per share	59,085,757	58,189,246	58,408,331	57,993,364

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	2,245,872	4,332,022	2,245,872	4,332,022
Restricted share units	818,288	3,123,019	818,288	3,123,019
Convertible Notes (if-converted)	1,426,728	3,969,514	1,426,728	3,969,514
	63,576,645	69,613,801	62,899,219	69,417,919